                                                       COMMISSION FILE NO. 1-496

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                               Title of the Plan:

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

               Issuer of the securities held pursuant to the Plan:

                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                        STATEMENT OF NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                          at December 31, 1997 and 1996

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                      for the year ended December 31, 1997

Supplemental schedules required by Section 2520, 103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Plans with all of their assets in a Master Trust are exempt from the requirement to include investment supplemental schedules as part of their Financial Statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                         DECEMBER 31, 1997
                                                                        PARTICIPANT DIRECTED
                                    -------------------------------------------------------------------------------------------
                                      HERCULES
                                    INCORPORATED       BLENDED                                                    FRANK RUSSELL
                                    COMMON STOCK    INTEREST RATE                  FIDELITY MAGELLAN     LOAN     EQUITY INDEX
                                        FUND         SAVINGS FUND   EQUITY FUND         FUND             FUND         FUND
                                    -----------      ------------   -----------      -----------      ----------   ----------
ASSETS
Allocated Share of Master
     Savings Trust Investments      $23,760,445(a)   $115,611,690   $63,161,169(b)   $30,707,808(c)   $9,007,645   $7,139,167(d)
Contributions Receivable                 71,796                --            --               --              --           --
Allocated Share of Master
     Savings Trust Cash                 350,032           977,287            --               --             100           --
                                    -----------      ------------   -----------      -----------      ----------   ----------
Total Assets                        $24,182,273      $116,588,977   $63,161,169      $30,707,808      $9,007,745   $7,139,167
                                    -----------      ------------   -----------      -----------      ----------   ----------
LIABILITIES
Accounts Payable                              6             9,981        48,761           91,424          12,001       23,276
                                    -----------      ------------   -----------      -----------      ----------   ----------
Net Assets Available for Benefits   $24,182,267      $116,578,996   $63,112,408      $30,616,384      $8,995,744   $7,115,891
                                    ===========      ============   ===========      ===========      ==========   ==========

                                                                      PARTICIPANT DIRECTED
                                    --------------------------------------------------------------------------------------

                                                       SEI DIVERSIFIED                                      SEI DIVERSIFIED
                                    SEI INTERNATIONAL   CONSERVATIVE    SEI CORE FIXED     SEI SMALL CAP.      MODERATE
                                      EQUITY FUND          FUND           INCOME FUND       GROWTH FUND       GROWTH FUND
                                      ----------        ----------        ----------        ----------        ----------
ASSETS
Allocated Share of Master
    Savings Trust Investments         $1,841,918(d)     $3,925,623(e)     $4,687,313(f)     $4,565,057(g)     $5,344,653(h)
Contributions Receivable                      --             6,188             1,278            45,885            64,902
Allocated Share of Master
    Savings Trust Cash                        --                --                --                --                --
                                      ----------        ----------        ----------        ----------        ----------
Total Assets                          $1,841,918        $3,931,811        $4,688,591        $4,610,942        $5,409,555
                                      ----------        ----------        ----------        ----------        ----------
LIABILITIES
Accounts Payable                          10,542               156            24,475             3,996            64,577
                                      ----------        ----------        ----------        ----------        ----------
Net Assets Available for Benefits     $1,831,376        $3,931,655        $4,664,116        $4,606,946        $5,344,978
                                      ==========        ==========        ==========        ==========        ==========

                                     NONPARTICIPANT
                                        DIRECTED
                                     --------------
                                        HERCULES
                                      INCORPORATED
                                        COMMON
                                       STOCK FUND           TOTAL
                                      -----------        ------------
ASSETS
Allocated Share of Master
    Savings Trust Investments         $50,190,521(a)     $319,943,009
Contributions Receivable                  151,660             341,709
Allocated Share of Master
    Savings Trust Cash                    739,391           2,066,810
                                      -----------        ------------
Total Assets                          $51,081,572        $322,351,528
                                      -----------        ------------
LIABILITIES
Accounts Payable                               12             289,209
                                      -----------        ------------
Net Assets Available for Benefits     $51,081,560        $322,062,321
                                      ===========        ============

(a)      At fair value. Cost $35,305,350.                   Shares: 1,477,173.

(b)      At fair value. Cost $35,976,488.

(c)      At fair value. Cost $ 6,921,298.

(d)      At fair value. Cost $ 2,078,237.

(e)      At fair value. Cost $ 3,916,452.

(f)      At fair value. Cost $ 4,624,943.

(g)      At fair value. Cost $ 5,007,964.

(h)      At fair value. Cost $ 5,372,084.

    The accompanying notes are an integral part of the financial statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                DECEMBER 31, 1996


                                                              PARTICIPANT DIRECTED
                                 ----------------------------------------------------------------------------
                                   HERCULES         BLENDED
                                 INCORPORATED    INTEREST RATE                                    FIDELITY
                                    COMMON          SAVINGS                        BALANCED       MAGELLAN
                                    STOCK            FUND         EQUITY FUND     ASSET FUND        FUND
                                 -----------     ------------     -----------     ----------     -----------
ASSETS
Allocated Share of Master
   Savings Trust Investments     $24,250,083(a)  $141,736,081     $47,885,550(b)  $6,210,650(c)  $27,017,123(d)
Contributions Receivable                  --               --          74,634         56,815          39,867
Allocated Share of Master
   Savings Trust Cash                271,439        2,358,103         266,683        321,998         501,330
                                 -----------     ------------     -----------     ----------     -----------
Total Assets                     $24,521,522     $144,094,184     $48,226,867     $6,589,463     $27,558,320
                                 ===========     ============     ===========     ==========     ===========

LIABILITIES
Accounts Payable                      80,940          646,001          24,332         63,507          20,067
                                 -----------     ------------     -----------     ----------     -----------
Net Assets Available for
   Benefits                      $24,440,582     $143,448,183     $48,202,535     $6,525,956     $27,538,253
                                 ===========     ============     ===========     ==========     ===========

                                                                 NONPARTICIPANT
                                     PARTCIPANT DIRECTED            DIRECTED
                                 ---------------------------      ------------
                                                                    HERCULES
                                 GOVERNMENT                       INCORPORATED
                                  BOND FUND      LOAN FUND        COMMON STOCK        TOTAL
                                 ----------     ------------      -----------     ------------
ASSETS
Allocated Share of Master
   Savings Trust Investments     $2,379,885(e)   $10,584,045(f)   $52,563,611(a)  $312,627,028
Contributions Receivable                 --               --               --          171,316
Allocated Share of Master
   Savings Trust Cash                23,381         (222,602)         588,361        4,108,693
                                 ----------     ------------      -----------     ------------
Total Assets                     $2,403,266     $ 10,361,443      $53,151,972     $316,907,037
                                 ==========     ============      ===========     ============

LIABILITIES
Accounts Payable                      5,416           18,385          175,445        1,034,094
                                 ----------     ------------      -----------     ------------
Net Assets Available for
   Benefits                      $2,397,850     $ 10,343,058      $52,976,527     $315,872,944
                                 ==========     ============      ===========     ============

(a)      At fair value. Cost $40,363,347.                   Shares: 1,776,039.

(b)      At fair value. Cost $29,990,475.

(c)      At fair value. Cost $ 5,735,246.

(d)      At fair value. Cost $25,222,593.

(e)      At fair value. Cost $ 2,167,946.

(f)      Represents loans to Plan participants.

    The accompanying notes are an integral part of the financial statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                      YEAR ENDED DECEMBER 31, 1997
                                                                          PARTICIPANT DIRECTED
                                  --------------------------------------------------------------------------------------------------
                                    HERCULES       BLENDED
                                  INCORPORATED     INTEREST                    BALANCED
                                     COMMON          RATE                       ASSET        FIDELITY     GOVERNMENT
                                   STOCK FUND    SAVINGS FUND   EQUITY FUND     FUND       MAGELLAN FUND  BOND FUND      LOAN FUND
                                   -----------   ------------   -----------   ----------   ------------   ----------   ------------
CONTRIBUTIONS:
Participating Employees            $ 1,967,219   $  4,253,544   $ 2,769,731   $  242,387   $  1,464,740   $   93,324   $         --
Company Contributions                       --             --            --           --             --           --             --
                                   -----------   ------------   -----------   ----------   ------------   ----------   ------------
   Subtotal Contributions            1,967,219      4,253,544     2,769,731      242,387      1,464,740       93,324             --
Interplan Transfers                    390,136       (254,584)       21,145      (24,629)        (4,723)         (67)       (17,717)
ALLOCATED SHARE OF MASTER
   SAVINGS TRUST INVESTMENT
   ACTIVITIES:
Cash Dividends                         495,025             --            --       92,483      2,030,253           --             --
Interest                                   179      8,151,979         6,700        1,406             --          417        607,435
Change in Market Value               3,466,191             --    16,391,211    1,294,456      4,915,673       89,720             --
                                   -----------   ------------   -----------   ----------   ------------   ----------   ------------
   Total                           $ 6,318,750   $ 12,150,939   $19,188,787   $1,606,103   $  8,405,943   $  183,394   $    589,718
Withdrawals                         (3,468,131)   (28,475,054)   (8,542,566)    (454,599)    (4,322,989)    (201,624)    (1,282,138)
Interfund Transfers                 (3,108,934)   (10,545,072)    4,263,662   (7,677,460)    (1,004,823)  (2,379,620)      (654,894)
                                   -----------   ------------   -----------   ----------   ------------   ----------   ------------
Change in Net Assets Available
   For Benefits                       (258,315)   (26,869,187)   14,909,873   (6,525,956)     3,078,131   (2,397,850)    (1,347,314)
Net Assets Available for Benefits
   December 31, 1996                24,440,582    143,448,183    48,202,535    6,525,956     27,538,253    2,397,850     10,343,058
                                   -----------   ------------   -----------   ----------   ------------   ----------   ------------
Net Assets Available for Benefits
   December 31, 1997               $24,182,267   $116,578,996   $63,112,408   $       --   $ 30,616,384   $       --   $  8,995,744
                                   ===========   ============   ===========   ==========   ============   ==========   ============

                                                               PARTICIPANT DIRECTED
                                   ---------------------------------------------------------------------------
                                                                            SEI DIVERSIFIED
                                   FRANK RUSSELL EQUITY  SEI INTERNATIONAL   CONSERVATIVE       SEI CORE FIXED
                                        INDEX FUND          EQUITY FUND          FUND            INCOME FUND
                                        -----------        -----------        -----------        -----------
CONTRIBUTIONS:
Participating Employees                 $   216,282        $    61,457        $   112,220        $    92,181
Company Contributions                            --                 --                 --                 --
                                        -----------        -----------        -----------        -----------
   Subtotal Contributions                   216,282             61,457            112,220             92,181
Interplan transfers                           2,178              1,178                 --                334
ALLOCATED SHARE OF MASTER
   SAVINGS TRUST INVESTMENT
   ACTIVITIES:
Cash Dividends                                   --             57,391             77,914            102,668
Interest                                         17                 --                 --                 --
Change in Market Value                      239,333           (265,101)            15,800             40,434
                                        -----------        -----------        -----------        -----------
   Total                                $   457,810        $  (145,075)       $   205,934        $   235,617
Withdrawals                                (993,037)          (154,627)          (274,019)          (394,320)
Interfund Transfers                       7,651,118          2,131,078          3,999,740          4,822,819
                                        -----------        -----------        -----------        -----------
Change in Net Assets Available
   For Benefits                           7,115,891          1,831,376          3,931,655          4,664,116
Net Assets Available for Benefits
   December 31, 1996                             --                 --                 --                 --
                                        -----------        -----------        -----------        -----------
Net Assets Available for Benefits
   December 31, 1997                    $ 7,115,891        $ 1,831,376        $ 3,931,655        $ 4,664,116
                                        ===========        ===========        ===========        ===========

                                                                             NONPARTICIPANT
                                             PARTICIPANT DIRECTED               DIRECTED
                                       ---------------------------------      ------------
                                                                                HERCULES
                                                         SEI DIVERSIFIED      INCORPORATED
                                       SEI SMALL CAP.    MODERATE GROWTH      COMMON STOCK
                                        GROWTH FUND           FUND                FUND                TOTAL
                                        -----------        -----------        ------------        -------------
CONTRIBUTIONS:
Participating Employees                 $   108,469        $    65,103        $         --        $  11,446,657
Company Contributions                            --                 --           3,583,541            3,583,541
                                        -----------        -----------        ------------        -------------
   Subtotal Contributions                   108,469             65,103           3,583,541           15,030,198
Interplan transfers                          19,073                 --             960,283            1,092,607
ALLOCATED SHARE OF MASTER
   SAVINGS TRUST INVESTMENT
   ACTIVITIES:
Cash Dividends                              167,698            140,845           1,218,456            4,382,733
Interest                                         --                  7                 440            8,768,580
Change in Market Value                     (291,555)           (26,264)          8,531,133           34,401,031
                                        -----------        -----------        ------------        -------------
   Total                                $     3,685        $   179,691        $ 14,293,853        $  63,675,149
Withdrawals                                (288,747)           (97,446)         (8,536,475)         (57,485,772)
Interfund Transfers                       4,892,008          5,262,733          (7,652,345)                  --
                                        -----------        -----------        ------------        -------------
Change in Net Assets Available
   For Benefits                           4,606,946          5,344,978          (1,894,967)           6,189,377
Net Assets Available for Benefits
   December 31, 1996                             --                 --          52,976,527          315,872,944
                                        -----------        -----------        ------------        -------------
Net Assets Available for Benefits
   December 31, 1997                    $ 4,606,946        $ 5,344,978        $ 51,081,560        $ 322,062,321
                                        ===========        ===========        ============        =============

    The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Hercules Incorporated Savings and Investment Plan (the Plan) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Upon hire, employees are immediately eligible to participate in the Plan and obtain immediate, nonforfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, a participant, by giving written notice to the Trustee, shall direct the investment of his monthly savings in any of the Plan's investment media, or a combination thereof, providing his monthly savings in any one medium selected is not less than 20% of the total amount saved and is stated in 5% increments.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         The assets of the Plan are commingled for investment purposes in the Hercules Incorporated Master Savings Trust (the Trust) with the assets of the Hercules Incorporated Employee Savings Plan. The assets of the Trust are held by Bankers Trust Company (Trustee). The Plan's investment in the Trust is based upon the fair value of net assets in the Trust and the Plan's relative interest in the Trust. The Plan's allocated share of Master Trust investments in the accompanying statements of net assets available for Plan benefits represent the Plan's share of the investments in the Trust, which was 97.47% and 97.68% at December 31, 1997 and 1996, respectively.

         The Plan includes an employee loan provision authorizing participants to borrow an amount from their vested balances in the Plan. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements.

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus accrued interest, which is equivalent to contract value, which approximates fair value. The market value of the Equity Fund, the Balanced Asset Fund, the Government Bond Fund, the Fidelity Magellan Fund, the Frank Russell Equity Index Fund, and the SEI group of funds is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Withdrawals are recorded upon distribution.

         The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement up to age 70 in which the distribution is requested.

         The Plan presents in the statement of changes in net assets available for benefits its allocated share of the Trust's investment activities, which includes the net appreciation (depreciation) in fair value of its investments (under the caption Change in Market Value), which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. INVESTMENT PROGRAM

         The following investment media are available under the Savings and Investment Plan:

         1.       Hercules Incorporated Common Stock.

         2. A Blended Interest Rate Savings Fund, wherein savings so directed are deposited with various major insurance companies, who guarantee the payment of principal. For 1997 and 1996, the blended yield of these contracts was approximately 6.4% and 6.1%, respectively.

         3. Equity Fund. This Fund is made up of substantially all the stocks that make up the Standard and Poor's 500 Index in such a mix as to track as closely as possible the movement of the Index.

         4. U.S. Government Bond Fund, which invests in U.S. Treasury and Agency issues and fully insured savings bank deposits. During 1997 this investment medium was eliminated.

         5. Balanced Asset Management Fund, which invests in a managed portfolio of stocks, bonds and money market instruments. During 1997 this investment medium was eliminated.

         6. Fidelity Magellan Fund is a Long-Term Capital Appreciation (Fidelity) Fund, which invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and abroad as well as foreign companies.

         7. Frank Russell Equity Index Fund sells high long-term returns by investing in common stocks of the largest companies in the U.S. stock market.

         8. SEI International Equity Fund seeks to provide aggressive long-term growth from investments in foreign stocks and diversification in domestic stock portfolios.

         9. SEI Small Cap. Growth Fund invests in stocks of smaller companies that are in an early stage or transition point in their development.

         10. SEI Diversified Moderate Growth Fund invests in U.S. and international stocks and provides a limited level of current income by investing in bonds.

         11. SEI Diversified Conservative Fund seeks to provide current income with opportunity for capital growth by investing in domestic and international stocks and bonds.

         12. SEI Core Fixed Income Fund invests in a diversified portfolio of high-quality fixed-income bonds.

         The Company contribution, as defined in the Plan, is equal to 50% of that portion of the participants' contribution which does not exceed 6% of earnings or base pay and must be invested in common stock of Hercules Incorporated.

         There were 4,497 participants at December 31, 1997 who participated in one or more of the ten investment media. At December 31, 1997 the number of participants selecting each of the investment media for their contributions was as follows:

         Hercules Incorporated Common Stock .........................    3,654
         Blended Interest Rate Savings Fund .........................    2,960
         Equity Fund.................................................    1,787
         Fidelity Magellan Fund......................................    1,268
         Frank Russell Equity Index Fund.............................      500
         SEI Core Fixed Income Fund..................................      370
         SEI Diversified Conservative Fund...........................      343
         SEI Diversified Moderate Growth Fund........................      219
         SEI International Equity Fund...............................      232
         SEI Small Cap. Growth Fund..................................      374

3. INTEREST IN HERCULES INCORPORATED MASTER SAVINGS TRUST

         The Plan's allocated share of the Trust's net assets is based upon the total of each individual Plan's interest in investments of the Trust. The allocated interest of the net assets of each fund in the Trust at December 31 was as follows:

                                                                                1997                    1996
                                                                                ----                    ----
         Hercules Incorporated Common Stock.............................        99.1%                  99.2%
         Blended Interest Rate Savings Fund.............................        95.6%                  96.5%
         Equity Fund....................................................        98.6%                  98.9%
         Balanced Asset Fund............................................           0%                   100%
         Fidelity Magellan Fund.........................................        95.8%                  96.1%
         Government Bond Fund...........................................           0%                   100%
         Loan Fund......................................................         100%                   100%
         Frank Russell Equity Index Fund................................        98.9%                     0%
         SEI Diversified Conservative Fund..............................         100%                     0%
         SEI International Equity Fund..................................         100%                     0%
         SEI Small Cap. Growth Fund.....................................        99.2%                     0%
         SEI Diversified Moderate Growth Fund...........................         100%                     0%
         SEI Core Fixed Income Fund.....................................         100%                     0%

4. INTERPLAN TRANSFERS

         Interplan transfers represent transfers from acquired company plans and the Hercules Incorporated Employee Savings Plan and rollovers of new employees' distributions from defined contribution Plans.

5. TAX STATUS

         The United States Treasury Department advised on June 21, 1995, that the Plan as amended through January 1, 1995 is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

6. INVESTMENTS

         The Plan's allocated interest in investments in the Trust that represent five percent or more of net assets available for benefits at December 31, 1997 or 1996 are as follows:

                                                                       1997                      1996
                                                                       ----                      ----
         Hercules Incorporated Common Stock
              (Participant/Nonparticipant)                           $73,950,966               $76,813,694

         Bankers Trust Equity Index Fund                             $63,161,169               $47,885,550

         Fidelity Magellan Fund                                      $30,707,808               $27,017,123

         Group Annuity Contract with Peoples
              Life Insurance Company (#BDA 00002TR)                  $23,088,209               $21,939,567

         Group Annuity Contract with Metropolitan Life
              Insurance Company (#12833)                             $        --               $18,295,494

         GIC Prudential (#GA 8083)                                   $25,914,612               $24,581,444

         Group Annuity Contract with Transamerica                    $18,448,411               $17,580,387

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                               DECEMBER 31,
                                                         1997                 1996
                                                    -------------        -------------
Net Assets Available for Benefits
   per the financial statements                     $ 322,062,321        $ 315,872,944

Amounts Allocated to Withdrawing Participants            (338,603)          (3,388,339)
                                                    -------------        -------------
Net Assets Available for Benefits
   per the Form 5500                                $ 321,723,718        $ 312,484,605
                                                    =============        =============

         The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

                                                                      YEAR ENDED
                                                               DECEMBER 31, 1997
                                                               -----------------
Withdrawals per the financial statements                           $ 57,485,772

Add: Amounts Allocated to Withdrawing Participants at
     December 31, 1997                                                  338,603

Less: Amounts Allocated to Withdrawing Participants at
      December 31, 1996                                              (3,388,339)
                                                                   ------------

Withdrawals per the Form 5500                                      $ 54,436,036
                                                                   ============

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

We have audited the accompanying statements of net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the accompanying statements of net assets available for benefits of the Hercules Incorporated Savings and Investment Plan and the related statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania  19103
June 25, 1998

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                               HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

                               H. Eugene McBrayer
                               -------------------------------------------------
                               H. Eugene McBrayer, Chairman
                               Finance Committee, Hercules Incorporated,
                               Plan Administrator

Date: June 30, 1998

                                  EXHIBIT INDEX

      Number                         Description

        23               Consent of Independent Accountants.